Exhibit 99.2
For Internal Communication Only — Do Not Distribute
Please refer all outside inquiries to Carol Egan (847) 283-2520
HealthFitness Q&A
1)	Q: Who is Health Fitness Corporation and what do they do?

A: HealthFitness is an award-winning provider of integrated health and fitness management services. The company currently has two main components — a broad range of wellness and health management programs administered on-site and through the telephone and web; and design consultation for, and management and staffing of, on-site corporate fitness centers. The health management services include health promotion programs, coaching, health screenings, tracking and incentive programs, and more.

HealthFitness customers include Fortune 500 companies, the healthcare industry, and individual consumers. The company was founded in 1975 and currently serves more than 300 corporate clients in 400 locations across the country and employs approximately 3,800 full- and part-time associates. Its corporate headquarters are in Minneapolis, Minnesota.

HealthFitness’ stated mission is to “Improve the health and well-being of the people we serve.”

2)	Q: Why did we select HealthFitness?

A: HealthFitness is a profitable leader in the wellness and fitness services market, and the services they mesh with and leverage what we already do well with virtually no overlap. It’s a great fit regarding both capabilities and culture, and will accelerate our strategy to enter the growing Consumer Health Advice (CHA) market, where we help people improve their health, navigate the healthcare system, increase productivity, and reduce medical costs.

HealthFitness adds to expertise we have in healthcare management, YourCare, data analytics, and in health advocacy through Health Contact Partners. Building on this foundation, we will be able to offer a comprehensive CHA solution to employers.

Like Trustmark, HealthFitness has a culture of taking a consultative approach with clients, learning their needs and offering flexible, tailored solutions.

From HealthFitness’ perspective, we have the resources to help them grow, round out their product offering and provide more distribution partners. We provide expert knowledge of healthcare financing and the broader healthcare delivery system that will help HealthFitness reach new markets.

3)	Q: How does HealthFitness fit with our other businesses?

A: HealthFitness is a great fit. Our healthcare management capabilities in CoreSource will, in combination with what HealthFitness does, enable us to develop innovative new products — condition management, for example — where we provide proven, measurable programs, delivered in person or remotely, that enable those with chronic conditions actively manage and improve their health.

In addition, CoreSource targets clients in HealthFitness’ markets, so both organizations should help each other win new clients. The same is true in Voluntary Benefit Solutions.

For Internal Communication Only — Do Not Distribute
Please refer all outside inquiries to Carol Egan (847) 283-2520
We envision ways for our face-to-face enrollment in VBS to benefit HealthFitness (what better way to introduce people to wellness services than in a personal, one-on-one meeting) and for HealthFitness services to help us be an even more attractive potential partner for companies wishing to offer voluntary benefits and improve the health and wellbeing of their employees.

Although Employer Medical does not generally target companies as large as those sought by HealthFitness, we do expect this to result in more robust products for our fully insured customers. Just as we have modified YourCare for Employer Medical customers, so too will we be able to offer them more sophisticated wellness tools as a result of this acquisition.

4)	Q: How will the acquisition work? Is it final today?

A: HealthFitness is a public company. We will launch a cash tender offer to acquire all the outstanding shares of HealthFitness. Following the acquisition, HealthFitness will be a private company and will operate as a wholly owned subsidiary of Trustco Holdings. This process could take four weeks or more.

5)	Q: How will HealthFitness operate? Will they stay in Minnesota?

A: HealthFitness will operate as a subsidiary company. The management team will remain and employees will notice little change in day-to-day operations. HealthFitness will stay in Minnesota. It should be clear, though, that we did not acquire HealthFitness simply to add a profitable company to our portfolio. HealthFitness rounds out our CHA capabilities and the point of the acquisition is to combine our talents to accelerate our growth strategy in the CHA space. This is part of Trustmark’s ongoing Renaissance and transformation into a company positioned to take advantage of new, profitable, lower-risk opportunities.

6)	Q: Will there be new job opportunities for Trustmark Companies’ employees due to this acquisition?

A: Yes. It’s very likely the combined capabilities we’ll have in the CHA space will lead to growth and new opportunities, though we can’t yet predict exactly when and in what areas.

7)	Q: Will HealthFitness keep its brand identity?

A: Yes. They have strong name recognition.

8)	Q: How can I learn more about HealthFitness?

A: For more information on the company’s history, products and values, please visit their website at www.hfit.com.

9)	Q: What should I do if I’m contacted by the media or by someone other than my known circle of clients or brokers?

A: Please refer all outside inquiries to Carol Egan, Second Vice President, Marketing Communication and Media Relations, at (847) 283-2530 or carol.egan@trustmarkins.com.

For Internal Communication Only — Do Not Distribute
Please refer all outside inquiries to Carol Egan (847) 283-2520
Important Additional Information
The tender offer (the “Offer”) described in this announcement for all of the outstanding shares of common stock of Health Fitness Corporation (“HealthFitness”) has not yet commenced. Trustmark Mutual Holding Company (“Trustmark”) and its wholly-owned subsidiaries Trustco Holdings, Inc. (“Trustco Holdings”) and Trustco Minnesota, Inc. (“Trustco Minnesota”) intend to file a Tender Offer Statement on Schedule TO (including an Offer to Purchase, Letter of Transmittal and related tender offer documents, the “Tender Offer Documents”) with the Securities and Exchange Commission (the “SEC”). This announcement is for informational purposes only and does not constitute an offer to purchase, or a solicitation of an offer to sell, shares of common stock of HealthFitness, nor is it a substitute for the Tender Offer Documents. Investors and HealthFitness stockholders are strongly advised to read the Tender Offer Documents, the related Solicitation/Recommendation Statement on Schedule 14D-9 that will be filed by HealthFitness with the SEC, and other relevant materials when they become available, because they will contain important information.
Investors and HealthFitness stockholders can obtain copies of these materials (and all other related documents filed with the SEC) when available, at no charge on the SEC’s website at www.sec.gov. Copies can also be obtained at no charge by directing a request to Trustmark Mutual Holding Company at Trustmark Companies, 400 Field Drive, Lake Forest, Illinois 60045, Attention: Carol Egan, or by phone at (847) 283-2520. Investors and HealthFitness stockholders may also read and copy any reports, statements and other information filed by Trustmark, Trustco Holdings, Trustco Minnesota or HealthFitness with the SEC, at the SEC public reference room at 100 F Street, N.E., Washington, D.C. 20549. Please call the SEC at 1-800-SEC-0330 or visit the SEC’s website for further information on its public reference room.